FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of December 2005
Commission File Number: ___________________

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                  Form 20-F_X____            Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-------------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):---------------


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes____                   No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The financial statements in Exhibit 2 of this report furnished on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-101979 and 333-127097) and Form F-3 (File Nos. 333-122236 and 333-128138), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:


1. Notice of the 2005 Annual General Meeting of the Shareholders and Proxy Statement of TTI Team Telecom International Ltd., dated December 1, 2005.

2. TTI Telecom International Ltd. and its Subsidiaries Consolidated Financial Statements as of December 31, 2004.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         TTI Team Telecom International Ltd.


Date: December 6, 2005                   By:/s/ Meir Lipshes
                                            ----------------
                                            Meir Lipshes
                                            Chairman of the Board of Directors

                                  EXHIBIT INDEX

Exhibit           Description
Number            of Exhibit


1 Notice of the 2005 Annual General Meeting of Shareholders and Proxy Statement of TTI Team Telecom International Ltd., dated December 1, 2005.



2 TTI Team Telecom International Ltd. and its Subsidiaries Consolidated Financial Statements as of December 31, 2004.

                                    EXHIBIT 1

[GRAPHIC OMITTED]






December 1, 2005

Dear Shareholder,


         You are cordially invited to attend the 2005 Annual General Meeting of Shareholders of TTI Team Telecom International Ltd. to be held on Tuesday, December 27, 2005, at 5:00 p.m. (Israel time), at our executive offices at 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel.

         We encourage you to read carefully the accompanying proxy statement/information statement, which discusses in detail the various matters to be voted upon at the Annual General Meeting.

         Your vote is very important! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the meeting. No postage is required if mailed in the United States.

         We appreciate your continuing interest in TTI Team Telecom International Ltd.


                                       Very truly yours,

                                       /s/ Meir Lipshes

                                       Meir Lipshes
                                       Chairman of the Board of Directors

                       TTI TEAM TELECOM INTERNATIONAL LTD.

            NOTICE OF THE 2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS




         Notice is hereby given that the 2005 Annual General Meeting of Shareholders (the "Meeting" or "Annual General Meeting") of TTI Team Telecom International Ltd. (the "Company") will be held on Tuesday, December 27, 2005, at 5:00 p.m. (Israel time), at the offices of the Company, 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel, for the following purposes:

                  (1) To appoint Kost, Forer, Gabbay & Kasierer as the Company's independent auditors until the next annual general meeting of shareholders, and to authorize the board of directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so;

                  (2) To re-elect Meir Lipshes, Meir Dvir, Ilan Toker and Lior Bregman to the Company's board of directors; Rami Zivoni and Doron Zinger continue to serve as the Company's external directors;

                  (3) To approve certain amendments to our Amended and Restated Articles of Association pursuant to amendments to the Companies Law and related amendments to indemnification letters in favor of our directors;

                  (4) To approve a second amendment to the lease agreement between the Company and Team Computers and Systems Ltd.;

                  (5) To ratify and approve the engagement structure of Meir Lipshes, a director of the Company, with no additional cost to the Company;

                  (6) To approve a directors and officers liability insurance policy;

                  (7) To consider the financial statements of the Company for the year ended December 31, 2004; and

                  (8) To transact such other business as may properly come before the Meeting or any adjournment thereof.


         Shareholders of record at the close of business on November 23, 2005, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. A copy of our financial statements is enclosed with, but does not constitute part of, the accompanying proxy statement. Joint holders of shares should take note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share.

         Shareholders who are unable to attend the Annual General Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

                                            By Order of the Board of Directors

                                            /s/ Meir Lipshes
                                            Meir Lipshes
                                            Chairman of the Board of Directors

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                              7 Martin Gehl Street
                              Petach Tikva, Israel


                                 PROXY STATEMENT



       This proxy statement is being furnished to the Company's shareholders in connection with the solicitation of proxies by the board of directors of the Company for use at the 2005 Annual General Meeting of shareholders to be held on Tuesday, December 27, 2005, and at any adjournment thereof. This proxy statement and the accompanying form of proxy are first being mailed to our shareholders on or about December 1, 2005.

Purpose of the 2005 Annual General Meeting

         The agenda of the 2005 Annual General Meeting will be as follows:

                  (1) To appoint Kost, Forer, Gabbay & Kasierer as the Company's independent auditors until the next annual general meeting of shareholders, and to authorize the board of directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so;

                  (2) To re-elect Meir Lipshes, Meir Dvir, Ilan Toker and Lior Bregman to the Company's board of directors; Rami Zivoni and Doron Zinger continue to serve as the Company's external directors;

                  (3) To approve certain amendments to our Amended and Restated Articles of Association pursuant to amendments to the Companies Law and related amendments to indemnification letters in favor of our directors;

                  (4) To approve a second amendment to the lease agreement between the Company and Team Computers and Systems Ltd.;

                  (5) To approve ratify and approve the engagement structure of Meir Lipshes, a director of the Company, with no additional cost to the Company;

                  (6) To approve a directors and officers liability insurance policy;

                  (7) To consider the financial statements of the Company for the year ended December 31, 2004; and

                  (8) To transact such other business as may properly come before the Meeting or any adjournment thereof.


       Only holders of record of our shares at the close of business on the Meeting record date, November 23, 2005, are entitled to notice of, and to vote at, the 2005 Annual General Meeting. The Company had 13,330,211 Ordinary Shares, NIS 0.50 nominal value each ("Ordinary Shares"), and 5,179,116 Series A Preferred Shares, NIS 0.50 nominal value each ("Series A Preferred Shares"), outstanding on November 1, 2005. Each Ordinary Share and each Series A Preferred Share outstanding on the Meeting record date will entitle its holder to one vote upon each of the matters to be presented at the 2005 Annual General Meeting. A quorum must be present in order for the 2005 Annual General Meeting to be held.

       If within one hour from the time established for the commencement of the 2005 Annual General Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, Tuesday, January 3, 2006, at the same time and place or, if the Chairman of the board of directors of the Company so determines, with the consent of a majority of the shares represented at the Meeting, in person or by proxy, and voting on the question of adjournment, to such other day, time and place as shall be so determined at the adjourned meeting, any two members present, in person or by proxy, shall constitute a quorum.

       Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes "for" or "against" the matter.

Proxies

       Proxies for use at the 2005 Annual General Meeting are being solicited by the board of directors of the Company. Proxies are being mailed to shareholders on or about December 1, 2005, and will be solicited primarily by mail; however, certain of the Company's officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of our shares.

       All shares represented by properly executed proxies received by the Company seventy-two (72) hours prior to the Meeting will, unless such proxies have been previously revoked, be voted at the 2005 Annual General Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above. If any other matters are properly presented for action at the 2005 Annual General Meeting (which is not anticipated), the proxy holders will vote (which authority is conferred to such holders to vote on such matters by the proxies) in accordance with their best judgment. A shareholder returning a proxy may revoke it at any time up to one hour prior to commencement of the meeting by communicating such revocation in writing to the Company's Chief Financial Officer or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the 2005 Annual General Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to TTI Team Telecom International Ltd., 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel,
Attention: Israel (Eli) Ofer, Chief Financial Officer.

OWNERSHIP OF TTI TEAM TELECOM INTERNATIONAL LTD. SHARES

         Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of our outstanding Ordinary Shares as of November 1, 2005.


      Name of shareholder                   Number of Ordinary      Percentage of      Percentage of
                                               Shares held         our outstanding    our outstanding
                                                                      Ordinary        share capital*
                                                                      Shares(1)

      ----------------------------------- ----------------------- ------------------ ------------------

      Shlomo Eisenberg                                 4,436,224              33.3%              24.0%
        (2) (3) (4)

      ----------------------------------- ----------------------- ------------------ ------------------
      Arad Investments and Industrial                  3,652,476              27.4%              19.7%
      Development Ltd. (2) (3) (4)

      ----------------------------------- ----------------------- ------------------ ------------------
      Fidelity Management & Research                   1,172,000               8.8%               6.3%
      Company (5)

      ----------------------------------- ----------------------- ------------------ ------------------
      Neuberger & Berman L.P.(6)                       1,233,118               9.3%               6.7%
      ----------------------------------- ----------------------- ------------------ ------------------

* Based on an aggregate of 18,509,327 Ordinary Shares and Series A Preferred Shares outstanding as of November 1, 2005.

     (1) Based on 13,330,211 Ordinary Shares outstanding as of November 1, 2005. Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire such Ordinary Shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.

     (2) Shlomo Eisenberg holds 594,836 Ordinary Shares, and his wife, Tirza Eisenberg, holds 188,912 Ordinary Shares. In addition, Mr. Eisenberg, directly and indirectly (through a wholly owned corporation), owns approximately 14.8% of Team Computers and Systems Ltd. and is also a member of the controlling group of shareholders of Arad Investments and Industrial Development Ltd. Therefore, Mr. Eisenberg may be deemed to beneficially own the ordinary shares held by Arad, Team Computers and Team Software Industries Ltd. (see below). Mr. Eisenberg disclaims any such beneficial ownership.

     (3) Arad, directly and indirectly (through a wholly owned corporation), holds 2,958,788 Ordinary Shares. In addition, Arad owns 57.9% of Team Computers and, therefore, may be deemed to beneficially own the Ordinary Shares held by Team Computers and Team Software. Arad disclaims any such beneficial ownership. Arad is an Israeli company, whose shares are publicly traded on the Tel Aviv Stock Exchange.

     (4) Team Software holds 680,230 Ordinary Shares. Team Computers holds 13,458 Ordinary Shares. Since Team Computers holds 100% of the issued and outstanding shares of Team Software, it may be deemed to beneficially own the Ordinary Shares held by Team Software. Team Computers, an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. In addition, as of November 1, 2005, Meir Lipshes, the Chairman of our board of directors, owned approximately 8.5% of Team Computers' shares. Meir Lipshes is also a director of each of Team Software, Team Computers and us, and therefore may be deemed to beneficially own the Ordinary Shares owned by Team Software and Team Computers. Mr. Lipshes disclaims any such beneficial ownership. As of November 1, 2005, Meir Lipshes owned approximately 2.2% of our outstanding shares directly.

     (5) Fidelity Management & Research Company, or Fidelity, is a wholly-owned subsidiary of FMR Corp., and acts as an investment adviser to various investment companies. The ownership of one investment company, Fidelity Low Priced Stock Fund, amounted to 1,172,000 of such shares or 6.33% of our outstanding shares.

     (6) Neuberger & Berman L.P. is a registered broker-dealer that is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose of the Ordinary Shares of many unrelated clients. Neuberger & Berman L.P. is affiliated with Neuberger Berman Asset Management LLC, the General Partner of LibertyView Special Opportunities Fund, LP and LibertyView Funds, LP. Neuberger Berman Asset Management LLC is the investment advisor for LibertyView Special Opportunities Fund, LP, LibertyView Funds, LP and Trust D for a Portion of the Assets of the Kodak Retirement Income Plan, which collectively hold 48.3% of our outstanding Series A Preferred Shares (representing 13.5% of our total outstanding share capital), and 999,999 warrants to purchase Ordinary Shares which are exercisable within 60 days. For further details, please see the table of holders of Series A Preferred Shares below.





 Series A Preferred Shares

         Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of our outstanding Series A Preferred Shares as of November 1, 2005.

                    Name of shareholder   Number of Series A    Percentage of our      Percentage of our
                                           Preferred Shares     outstanding Series     outstanding share
                                                 held              A Preferred             capital*
                                                                    Shares(1)

      ---------------------------------- --------------------- --------------------- ----------------------

      LibertyView Funds(2)                          2,499,998                 48.3%                  13.5%

      ---------------------------------- --------------------- --------------------- ----------------------
      Leaf Investment Funds (3)                       909,091                 17.6%                   4.9%

      ---------------------------------- --------------------- --------------------- ----------------------
      Close Finsbury Funds(4)                         681,818                 13.2%                   3.7%

      ---------------------------------- --------------------- --------------------- ----------------------
      Crestview Capital Master Fund                   429,091                  8.3%                   2.3%
      LLC(5)
      ---------------------------------- --------------------- --------------------- ----------------------



      * Based on 18,509,327 Ordinary Shares and Series A Preferred Shares outstanding as of November 1, 2005.

    (1) Based on 5,179,116 Series A Preferred Shares outstanding as of November 1, 2005.

    (2) LibertyView Special Opportunities Fund, LP holds 1,363,635 Series A Preferred Shares, and warrants to purchase 545,454 Ordinary Shares which are exercisable within 60 days, with an exercise price of $2.50 per share. LibertyView Funds, LP holds 909,090 Series A Preferred Shares, and warrants to purchase 363,636 Ordinary Shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Trust D for a Portion of the Assets of the Kodak Retirement Income Plan holds 227,273 Series A Preferred Shares, and warrants to purchase 90,909 Ordinary Shares which are exercisable within 60 days, with an exercise price of $2.50 per share. LibertyView Special Opportunities Fund, LP, LibertyView Funds, LP and Trust D for a Portion of the Assets of the Kodak Retirement Income Plan have a common investment advisor, Neuberger & Berman LLC, that has voting and dispositive power over the shares held by them, which is exercised by Richard A. Meckler. Since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different accounts managed by the same investment advisor. The General Partner of LibertyView Special Opportunities Fund, LP and LibertyView Funds, LP is Neuberger Berman Asset Management, LLC, which is affiliated with Neuberger & Berman L.P., a registered broker-dealer. The shares were purchased for investment in the ordinary course of business and at the time of purchase, there were no agreements or understandings, directly or indirectly, with any person to distribute the shares. Trust D for a Portion of the Assets of the Kodak Retirement Income Plan is not in any way affiliated with a broker-dealer.

    (3) Leaf Investment Partners, LP holds 708,059 Series A Preferred Shares, and warrants to purchase 283,224 Ordinary Shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Leaf Offshore Investment Fund, Ltd. holds 201,032 Series A Preferred Shares, and warrants to purchase 80,413 Ordinary Shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Leaf Investment Partners, LP and Leaf Offshore Investment Fund, Ltd. have a common investment advisor, Sy Goldblatt, who has voting and dispositive power over the shares held by them. Since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different funds managed by the same investment advisor.

    (4) Close Finsbury Eurotech holds 45,455 Series A Preferred Shares, and warrants to purchase 18,182 Ordinary Shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Close Finsbury Global Investment Technology Fund holds 6,818 Series A Preferred Shares, and warrants to purchase 2,727 Ordinary Shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Consulta holds 113,636 Series A Preferred Shares, and warrants to purchase 45,455 Ordinary Shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Close Tech & General VCT holds 31,818 Series A Preferred Shares, and warrants to purchase 12,727 Ordinary Shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Finsbury Technology Trust holds 484,091 Series A Preferred Shares, and warrants to purchase 193,636 Ordinary Shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Close Finsbury Eurotech, Close Finsbury Global Investment - Technology Fund, Consulta, Close Tech & General VCT and Finsbury Technology Trust have a common investment advisor, Reabourne Technology Investment Management Ltd., that has voting and dispositive power over the shares beneficially owned by them, which is excercised by Michael Bourne. Since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different funds managed by the same investment advisor.

    (5) Crestview Capital Master Fund LLC also holds warrants to purchase 363,636 Ordinary Shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Steward Flink has voting and investment power over the shares beneficially owned by Crestview Capital Master Fund LLC. Stewart Flink is the principal owner of Dillon Capital, a registered broker-dealer. The shares were purchased for investment in the ordinary course of business and at the time of purchase, there were no agreements or understandings, directly or indirectly, with any person to distribute the shares.


AGENDA OF THE 2005 ANNUAL GENERAL MEETING

       The agenda of the 2005 Annual General Meeting will be as follows:


Item 1 - Appointment of Auditors

       At the Meeting, Kost, Forer, Gabbay & Kasierer, independent certified public accountants in Israel, and a member of the Ernst & Young international accounting firm, will be nominated by our board of directors for reappointment as our auditors until the next annual general meeting of shareholders. The shareholders will also be asked to authorize our board of directors to delegate to our audit committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. The auditors have no relationship to us or with any of our affiliates, except as auditors. A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

       Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on this matter.

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Kost, Forer, Gabbay & Kasierer be appointed as the auditors of the Company until the next annual general meeting of shareholders.

         RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the auditors, or to delegate the Audit Committee thereof to do so."

       The board of directors of the Company recommends that the shareholders vote FOR the approval of the proposed resolutions.


Item 2 -Election of Directors

       At the Meeting, shareholders will be asked to re-elect the following four directors to our board of directors:

       Meir Lipshes
       Meir Dvir
       Ilan Toker
       Lior Bregman

       Rami Zivoni and Doron Zinger continue to serve as our external directors.

       The following information is supplied with respect to each person recommended to be re-elected to the board of directors of the Company, and is based upon the records of the Company and information furnished to it by the nominees.

         Meir Lipshes served as one of our directors since we commenced independent operations in September 1992. On December 29, 2004, Mr. Lipshes became the Chairman of our board of directors. Mr. Lipshes also served as our Chief Executive Officer from January 1996 through September 2004, and from March 2005 through November 2005 (on an interim basis). Mr. Lipshes continues to be engaged by us in the capacity of Executive Director. Mr. Lipshes was one of the founders and is a current shareholder of Team Computers and Systems Ltd., served as Team Computer's President from 1972 to May 1995 and as its Chief Executive Officer from May 1995 until September 1996. Mr. Lipshes also served as acting President of Omnitech-Eichut Ltd. from November 1994 until September 1996. Mr. Lipshes has been a director of Team Computers since 1972 and a director of Omnitech since 1979. From 1970 to 1972, he was employed in the electronics and engineering division at Motorola Israel, where he was one of the founders of the computing department. He also served as a development engineer for encoding equipment in the Signal Corps of the Israel Defense Forces. Mr. Lipshes has a degree in electronics from the Technical School of the Israeli Air Force.

         Dr. Meir Dvir became a director in 1997. Since 1994, Dr. Dvir has served as President of Dea Shnia Ltd. Dr. Dvir additionally has held the following positions, among others: Board member of Bank Leumi Ltd. from 1999 to 2005, Board member of TAT Technologies Ltd. since 1994, Executive Vice President of R&D and Business Development at I.A.I. Ltd. from 1985 to 1994, Director of the Aircraft Division of I.A.I. Ltd. from 1987 to 1989, Chief Operating Officer of Elscint Ltd. from 1984 to 1985, and President of I.A.I. Ltd. from 1982 to 1983. Dr. Dvir holds a Masters Degree and a Ph.D. in physics from the Hebrew University, Israel.

         Ilan Toker became a director in 2004. Mr. Toker is an executive of Arad Investments and Industry Development Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange), where he has served as the President since 2002, and as the Chief Financial Officer since 2000. Since 1997 Mr. Toker is the Chief Financial Officer of Isras Investment Company Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange, and an affiliate company of Arad Investments and Industrial Development Ltd.). Mr. Toker is a director in the following companies: Malam Systems Ltd., Comtec Ltd., Omnitech-Eichut Ltd. and Hassin Esh Ceramic Products Company (1990) Ltd. Mr. Toker holds a BA in accounting and economics and an MBA degree, both from Tel Aviv University.

      Lior Bregman became a director in 2004. From 1988 to 2001, Mr. Bregman served as a Managing Director with CIBC/Oppenheimer. Mr. Bregman was involved in the development of CIBC/Oppenheimer's hi-tech effort, with responsibility for its telecommunication equipment research effort in general, and the wireless communication area in particular, as well as its research on defense and Israeli companies. Until 2001, Mr. Bregman was also a partner in Genesis I, an Israeli-based venture capital fund, and also served on the investment committee of Genesis II. Prior to joining CIBC/Oppenheimer, Mr. Bregman served as a research analyst at Hambrecht & Quist. Mr. Bregman is currently a director of ViryaNet. Mr. Bregman holds a BA from the Hebrew University of Jerusalem, and an MBA from Stanford University.


         Approval of these matters will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Meir Lipshes be re-elected to the Board of Directors of the Company, effective immediately.

         RESOLVED, that Meir Dvir be re-elected to the Board of Directors of the Company, effective immediately.

         RESOLVED, that Ilan Toker be re-elected to the Board of Directors of the Company, effective immediately.

         RESOLVED, that Lior Bregman be re-elected to the Board of Directors of the Company, effective immediately."

         The board of directors of the Company recommends that the shareholders vote FOR approval of the proposed resolutions.


Item 3 - Approval of Amendments to our Amended and Restated Articles of Association pursuant to Amendments to the Companies Law and Related Amendments to the Indemnification Letters in Favor of our Directors

         In March 2005, several sections of the Companies Law were amended. Some of these amendments relate to issues contained in our Amended and Restated Articles of Association and to indemnification letters we have provided to our directors. The amendments we propose to make to our Amended and Restated Articles of Association and indemnity letters are described below. If the proposed amendments to our Amended and Restated Articles of Association are approved, we will restate our articles of association and refer to them thereafter as our "Second Amended and Restated Articles of Association".

         Books of Account. Although in the past we mailed printed copies of our financial statements to our shareholders, we believe that this imposes upon us an unnecessary burden and cost. Accordingly, we now wish to make our annual consolidated financial statements available on our website at www.tti-telecom.com.

         Under a recent amendment to the Israeli Companies Law, an Israeli public company whose shares are traded only on a stock exchange outside of Israel - such as TTI - must, unless its articles of association provide otherwise, mail a copy of its annual financial statements to each shareholder entitled to receive notice of a general meeting no later than 14 days prior to the date of the general meeting.

         Accordingly, in the interests of efficiency and economy, we wish to amend our Amended and Restated Articles of Association to provide that we will make copies of our annual consolidated financial statements available for inspection by shareholders, but that we will not be required to send printed copies to our shareholders except upon specific request (the text that we propose to add to Article 64 of our Amended and Restated Articles of Association is underlined in the proposal below). If the proposed amendments to our Amended and Restated Articles of Association are approved, we intend to seek an exemption from the requirement to distribute an annual report to our shareholders prior to our annual general meeting of shareholders in accordance with Rule 4350(a)(1) of the Rules of Corporate Governance of the NASDAQ National Market. Thereafter, we will make our annual consolidated financial statements available on our website. Shareholders will also be able to inspect our annual consolidated financial statements in person at our principal offices, and we will mail printed copies of our annual consolidated financial statements upon request.

         Alternate Directors. The Companies Law authorizes directors to appoint alternate directors in their stead, provided that the company's articles of association so permit. To qualify as an alternate director, a person must be qualified to serve as a director but cannot be a director of the company or an alternate director of another director of the company. The appointment of an alternate director does not absolve the appointing director of his or her responsibilities. The appointment may be general (for an indefinite period and for all purposes) or may be limited to a specific period of time or restricted to a specific meeting or board action. At present, none of our directors has appointed an alternate director pursuant to a general appointment. However, members of our board may, from time to time, appoint alternate directors for a specific meeting or board action.

         The March 2005 amendment to the Companies Law prohibits an outside director from appointing an alternate director, except that, under certain conditions, an outside director may appoint another outside director to serve as an alternate member of a committee of the board of directors on which he or she is not a member. In addition, the March 2005 amendment permits a director to serve as an alternate member of a committee of the board of directors on which he or she is not a member.

       Board Action without a Meeting. The March 2005 amendment to the Companies Law clarifies that, unless the articles of association provide otherwise, the board of directors is entitled to adopt a resolution without convening a meeting if all the directors entitled to vote thereon agree not to convene a meeting on that subject. The majority required to pass such a resolution is the same majority required to pass resolutions at meetings. Currently, our Amended and Restated Articles of Association allow the board to adopt a resolution without a meeting only if all the directors entitled to vote thereon consent to such resolution.

         Indemnification of Directors. The Companies Law authorizes a company to indemnify an officer or director of the Company by reason of acts or omissions committed in his or her capacity as an officer or director of the Company for:

                  (i) a financial obligation imposed upon him or her by a court judgment, including a compromise judgment or an arbitrator's award approved by court; and

                  (ii) reasonable litigation expenses, including attorney's
                     fees, expended by an officer or director or charged to him or her by a court: (a) in a proceeding instituted against him or her by or on behalf of the Company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in criminal proceedings in which he or she was convicted of a crime which does not require proof of criminal intent.

         The March 2005 amendment adds an additional category of indemnifiable expenses: reasonable litigation expenses, including attorney's fees, expended by the officer or director as a result of an investigation or proceeding instituted against him by a competent authority, provided, that such investigation or proceeding concluded without the filing of an indictment against him and either
(A) concluded without the imposition of any financial liability in lieu of criminal proceedings, or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

         A company may indemnify an officer or director after the fact, to the extent it is approved by the audit committee, board of directors and shareholders. With respect to undertakings to indemnify in the future, the Companies Law prior to the March 2005 amendment required that the undertaking be limited to types of occurrences which, in the opinion of the company's board of directors, can be foreseen and to an amount the board of directors has determined is reasonable under the circumstances. The March 2005 amendment modifies this condition. It limits indemnification to occurrences deemed foreseeable by the board of directors in light of the actual activities of the company at the time the undertaking to indemnify is entered into. In addition, in lieu of limiting the indemnification to a maximum amount, the limit can be based on specified criteria. Finally, the undertaking must set forth the events deemed foreseeable by the board of directors and the maximum amount or criteria that the board of directors has determined to be reasonable under the circumstances. The March 2005 amendment applies these conditions only to financial obligations imposed by a court judgment, settlement or court-approved arbitration award but not to expenses incurred.

         Indemnification Letters. We have provided indemnification letters in favor of our directors and officers agreeing to indemnify them to the fullest extent permitted by law. In light of the March 2005 amendments to the Companies Law described above, we wish to modify such indemnification letters to conform to the amendments and to ensure that our directors and officers have indemnification to the fullest extent permitted by law. The total amount of indemnification for financial obligations (excluding expenses) that we undertook towards all persons whom we have undertaken to indemnify for the events described in such indemnification letters is limited to an aggregate amount not to exceed 25% of our total shareholders equity at the time of the actual indemnification.

         The proposed amendments to our Amended and Restated Articles of Association and our indemnification letters in favor of directors require the approval of our audit committee, board of directors and shareholders. On November 14, 2005, the proposed amendments to our Amended and Restated Articles of Association and the indemnification letters in favor of our directors were approved by our audit committee, followed by our board of directors.

         The affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least fifty percent (50%) of the outstanding Series A Preferred Shares, is required to approve the proposed amendments to our Amended and Restated Articles of Association and the indemnification letters in favor of our directors.

         The amendment to the indemnification letters will not be made if the proposed amendments to our Amended and Restated Articles of Association are not approved.

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that the Company's Amended and Restated Articles of Association be amended as set forth below, and thereafter shall be restated and referred to as the "Second Amended and Restated Articles of Association". For this Edgar filing, words proposed to be added are shown in all capital letters and words proposed to be deleted are shown in square brackets.

         -    that Article 36(c) be amended as follows:

                      `(c) A resolution [in writing signed by] MAY BE ADOPTED BY
                        THE BOARD OF DIRECTORS WITHOUT CONVENING A MEETING IF all Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Audit Committee [["Va'adat Bikoret"]], and, in the absence of such determination, by the Chairman of the Board of Directors) [or to which all such Directors] have given their consent [(by letter, telegram, telex, facsimile [telecopier] or otherwise), or their oral consent by telephone (provided that a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors duly convened and held.] (IN ANY MANNER WHATSOEVER) NOT TO CONVENE A MEETING. SUCH A RESOLUTION SHALL BE ADOPTED IF APPROVED BY A MAJORITY OF THE DIRECTORS ENTITLED TO VOTE THEREON (AS DETERMINED AS AFORESAID). THE CHAIRMAN OF THE BOARD OF DIRECTORS SHALL SIGN ANY RESOLUTIONS SO ADOPTED, INCLUDING THE DECISION TO ADOPT SAID RESOLUTIONS WITHOUT A MEETING.'

-      that Article 45(a) be amended as follows:

                        `(a) A Director may, by written notice to the Company, appoint a natural person [who is not a Director] as an alternate for himself (in these Articles referred to as "Alternate Director"), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for an indefinite period, but will expire upon the expiration of the appointing Director's term, and shall be for all purposes.'

-      that paragraph (f) be added to Article 45 as follows:

                        `(F) NOTWITHSTANDING ARTICLE 45(A), (I) NO PERSON SHALL BE APPOINTED AS THE ALTERNATE DIRECTOR FOR MORE THAN ONE DIRECTOR AND (II) EXCEPT AS OTHERWISE SPECIFICALLY PERMITTED BY THE COMPANIES LAW, (A) NO EXTERNAL DIRECTOR MAY APPOINT AN ALTERNATE DIRECTOR, AND (B) NO DIRECTOR MAY SERVE AS AN ALTERNATE DIRECTOR.'

-      that paragraph (b) be added to Article 64 as follows:

                       `(B) THE COMPANY SHALL MAKE COPIES OF ITS ANNUAL FINANCIAL STATEMENTS AVAILABLE FOR INSPECTION BY THE SHAREHOLDERS AT THE PRINCIPAL OFFICES OF THE COMPANY. THE COMPANY SHALL NOT BE REQUIRED TO SEND COPIES OF ITS ANNUAL FINANCIAL STATEMENTS TO SHAREHOLDERS, EXCEPT UPON REQUEST.'

         -    that Article 70(c) be amended as follows:

                             `(c) Subject to the provisions of the Companies
                        Law, the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on OR INCURRED BY the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

                             (i) a financial obligation imposed on him in favor
                        of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;

                             (ii) REASONABLE LITIGATION EXPENSES, INCLUDING
                        ATTORNEY'S FEES, EXPENDED BY THE OFFICE HOLDER AS A RESULT OF AN INVESTIGATION OR PROCEEDING INSTITUTED AGAINST HIM BY A COMPETENT AUTHORITY, PROVIDED THAT SUCH INVESTIGATION OR PROCEEDING CONCLUDED WITHOUT THE FILING OF AN INDICTMENT AGAINST HIM AND EITHER (A) CONCLUDED WITHOUT THE IMPOSITION OF ANY FINANCIAL LIABILITY IN LIEU OF CRIMINAL PROCEEDINGS OR (B) CONCLUDED WITH THE IMPOSITION OF A FINANCIAL LIABILITY IN LIEU OF CRIMINAL PROCEEDINGS BUT RELATES TO A CRIMINAL OFFENSE THAT DOES NOT REQUIRE PROOF OF CRIMINAL INTENT; and

                             (iiI) reasonable litigation expenses, including
                        attorneys' fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

                             The Company may undertake to indemnify an Office
                        Holder as aforesaid, (aa) prospectively, provided that, IN RESPECT OF ARTICLE 70(C)(I), the undertaking is limited to [categories of] events which in the opinion of the Board of Directors [can be foreseen] ARE FORESEEABLE IN LIGHT OF THE COMPANY'S ACTUAL OPERATIONS when the undertaking to indemnify is given, and to an amount OR CRITERIA set by the Board of Directors as reasonable under the circumstances, AND FURTHER PROVIDED THAT SUCH EVENTS AND AMOUNT OR CRITERIA ARE SET FORTH IN THE UNDERTAKING TO INDEMNIFY, and (bb) retroactively.'

       RESOLVED, that the Company's amended indemnification letters in favor of its directors who may serve from time to time, as approved by the Company's Audit Committee and Board of Directors and described in the Company's Proxy Statement relating to the 2005 Annual General Meeting, be approved."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 4 - Approval of Second Amendment to Lease Agreement with Team Computers and Systems Ltd.

         In September 1999, our shareholders approved the lease of the Company's premises, located at 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel, from Team Computers and Systems Ltd. ("Team Computers"), for a period of five years, with an option to renew the lease for an additional 4.5 years, in consideration for a monthly rental payment in NIS equivalent to US$40,000, all pursuant to the terms and conditions set forth in the lease agreement between the Company and Team Computers dated as of February 1, 1998 (the "Lease Agreement").

         On September 2, 2002, the Company notified Team Computers of the exercise of its option to renew the Lease Agreement (i.e., until August 31, 2007). The Company entered into a written amendment to the Lease Agreement on September 2, 2002 (the "First Amendment"), according to which the space leased by the Company was expanded by an additional 2,800 square meters, and it was agreed that the rental fee of $10 per square meter would apply thereto. Following the First Amendment, the Company leased a total of 5,829.39 square meters from Team Computers, in consideration for a monthly rental payment in NIS equivalent to approximately US$60,000. In October 2002, our shareholders approved the First Amendment.

         In order to reduce our expenses, on July 14, 2005, we entered into another written amendment to the Lease Agreement (the "Second Amendment"), according to which the space leased by the Company was reduced by 1,258 square meters, and the Company agreed to pay to Team Computers a penalty of NIS 466,526 (approximately US$104,000), which is equivalent to one-third of the pro rated rental fee for the returned space for the remainder of the lease term. Notwithstanding the penalty, we believe that the reduction in the size of our leased premises and resulting reduction in our lease expenses is a beneficial cost-saving measure for the Company.

         Due to the fact that Arad Investments and Industrial Development Ltd. ("Arad"), Shlomo Eisenberg, a member of the controlling group of shareholders of Arad, Team Computers and Team Software Industries Ltd. collectively own approximately 24% of our issued and outstanding shares, and Arad owns 57.9% of the shares of Team Computers, for the sake of prudence, the Second Amendment was approved by our audit committee on June 29, 2005, followed by our board of directors on June 29, 2005, and is now being presented for approval by our shareholders. The shareholder approval must include: (i) at least one third of the shares of non-controlling shareholders voted on the matter, unless the total number of shares of non-controlling shareholders voted against the approval of the Second Amendment does not exceed one percent of the outstanding shares, and
(ii) at least fifty percent (50%) of the outstanding Series A Preferred Shares.

         Because Arad, Shlomo Eisenberg, Team Computers and Team Software may be deemed to have a personal interest in the aforesaid transaction, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest by marking their vote on the appropriate line. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and
(iii) excludes an interest arising solely from the ownership of our shares.

       It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the Second Amendment to the Lease Agreement between the Company and Team Computers and Systems Ltd., dated July 14, 2005, be approved."

       The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 5 - To Ratify and Approve the Engagement Structure of Meir Lipshes, a Director of the Company, with No Additional Cost to the Company

        Meir Lipshes served as one of our directors since we commenced independent operations in September 1992. On December 29, 2004, Mr. Lipshes became the Chairman of our board of directors. Mr. Lipshes also served as our Chief Executive Officer from January 1996 through September 2004, and from March 2005 through November 2005 (on an interim basis). Mr. Lipshes continues to be engaged by us in the capacity of Executive Director.

       At our 2004 Annual General Meeting of Shareholders (the "2004 Meeting"), our shareholders approved the Company's entering into an engagement agreement with Meir Lipshes in accordance with the terms described in the Company's Proxy Statement relating to the 2004 Meeting, pursuant to which, among other terms described in such Proxy Statement, the Company would pay to Mr. Lipshes a monthly salary of NIS 80,000 (linked to the Consumer Price Index ("CPI")), plus applicable social benefits. Although the amount of the compensation approved at the 2004 Meeting is accurate, there was a potentially ambiguous reference to "a monthly salary". We agreed with Mr. Lipshes that he would act as an independent contractor, rather than as an employee. Our intent was to continue to pay management fees to Mr. Lipshes as we have done since 2000.

         Under the structure of his engagement, Mr. Lipshes will continue to serve as an Executive Director. The Company's costs in connection with Mr. Lipshes' engagement will remain the same as those approved at the 2004 Meeting.

         Accordingly, for the avoidance of doubt, we are asking our shareholders to ratify the past engagement, and approve the future engagement, of Mr. Lipshes as an independent consultant to the Company (rather than as an employee).

         Since Mr. Lipshes is a director of the Company, Israeli law requires that his engagement structure be ratified and approved by our audit committee, board of directors and shareholders. On November 14, 2005, our audit committee, followed by our board of directors, ratified and approved the engagement structure of Mr. Lipshes. The affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least fifty percent (50%) of the outstanding Series A Preferred Shares, is required to ratify and approve the engagement structure of Meir Lipshes.

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the engagement structure of Meir Lipshes, as described in the Company's Proxy Statement relating to the 2005 Annual General Meeting, be ratified and approved."

       The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 6 - Approval of a Directors and Officers Liability Insurance Policy

         The Companies Law and our Amended and Restated Articles of Association authorize the Company, subject to shareholder approval, to purchase an insurance policy for the benefit of our officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers of directors.

       The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the Company, and as otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly; (c) an act or omission done with the intent to unlawfully realize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

         Under Israeli law, the insurance of directors is required to be approved by our audit committee, board of directors and shareholders. On May 29, 2005, our audit committee, followed by our board of directors, approved a budget of US$450,000 for the payment of an insurance premium by the Company for the purchase of directors and officers liability insurance coverage for the period of May 11, 2005 through May 10, 2006, as well as the payment of US$7,500 to the insurance brokers arranging the policy. The aforesaid policy provides for maximum coverage for all insured parties of US$5,000,000.

         The affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter is required to approve the purchase of the aforesaid directors and officers liability insurance policy.

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the purchase of the directors and officers liability insurance policy providing coverage for the benefit of all directors of the Company that may serve from time to time as described in the Company's Proxy Statement relating to the 2005 Annual General Meeting, be approved."

       The Board of Directors recommends a vote FOR approval of the proposed resolution.


Item 7 -  Consideration of the Financial Statements of the Company

         At the Meeting, our audited consolidated financial statements for the fiscal year ended December 31, 2004 will be considered. This item will not involve a vote of the shareholders. Our audited financial statements for the year ended December 31, 2004 are included in our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (SEC) on May 24, 2005. You may read and copy this report without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting. A representative of the auditors is expected to be present at the Meeting and be available to respond to appropriate questions from the shareholders.

Other Matters

       It is not anticipated that there will be presented at the 2005 Annual General Meeting any matters other than those on the agenda described above. If any other matters should come before the 2005 Annual General Meeting, the persons named on the enclosed proxy card will have discretionary authority to vote all proxies in accordance with their best judgment.

                                            By Order of the Board of Directors

Dated: December 1, 2005                     /s/ Meir Lipshes
                                            ------------------
                                            Meir Lipshes
                                            Chairman of the Board of Directors

                                    EXHIBIT 2

                                                            DRAFT: 23.5.05







            TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2004


                                 IN U.S DOLLARS




                                      INDEX


                                                                   Page

Report of Independent Registered Public Accounting Firm             F-2

Consolidated Balance Sheets                                         F-3 - F-4

Consolidated Statements of Operations                               F-5

Statements of Changes in Shareholders' Equity                       F-6

Consolidated Statements of Cash Flows                               F-7

Notes to Consolidated Financial Statements                          F-8 - F-34

--------------------------------------------------------------------------------

                                      F-54
[GRAPHIC OMITTED]







             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the Shareholders of

                       TTI TEAM TELECOM INTERNATIONAL LTD.


       We have audited the accompanying consolidated balance sheets of TTI Team Telecom International Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.




 Tel-Aviv, Israel                          KOST FORER GABBAY & KASIERER
 March 30, 2005                            A Member of Ernst & Young Global


                                                                               TTI TEAM TELECOM INTERNATIONAL LTD.
                                                                               AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                                   December 31,
                                                                                      --------------------------------------
                                                                                            2003                 2004
                                                                                      -----------------    -----------------
     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                        $      13,901        $       5,472
   Short-term bank deposits                                                                 4,365                4,426
   Marketable securities (Note 3)                                                          15,767               10,572
   Trade receivables (net of allowance for doubtful accounts - $ 8,070 in 2003
   and $ 8,020 in 2004) (Note 1c)                                                          10,738                6,755
   Unbilled receivables                                                                     6,590                1,491
   Related party (Note 12)                                                                      -                  150
   Other accounts receivable and prepaid expenses (Note 4)                                  2,728                3,265
                                                                                         ---------             -------

 Total current assets                                                                      54,089              32,131
 -----
                                                                                         --------             --------

 LONG-TERM INVESTMENTS:
   Long-term bank deposits                                                                    973                 923
   Investment in a company                                                                    165                 165
   Severance pay fund                                                                       4,075               3,855
   Long-term prepaid expenses                                                                 200                   -
   Deferred tax assets (Note 10)                                                            1,647                   -
   Long-term trade and unbilled receivables (Note 1c)                                       3,038               3,268
                                                                                          -------              -------

 Total long-term investments                                                               10,098               8,211
 -----                                                                                    -------              -------

 PROPERTY AND EQUIPMENT, NET (Note 5)                                                       7,838               5,874
                                                                                          -------              -------

 INTANGIBLE ASSETS, NET (Note 6)                                                            4,581                 281
                                                                                         -------               -------

 Total assets                                                                          $   76,606         $    46,497
 -----                                                                                    =======              =======





The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


                                                                                                  December 31,

                                                                                     --------------------------------------
                                                                                           2003                 2004
                                                                                     -----------------    -----------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit (Note 7)                                                      $   -               $    967
   Trade payables                                                                       4,588                  3,545
   Related parties (Note 12)                                                            1,176                      -
   Deferred revenues                                                                    3,591                  4,642
   Other accounts payable and accrued expenses (Note 8)                                 6,164                  6,171
                                                                                       -------              --------

 Total current liabilities                                                             15,519                 15,325
 -----
                                                                                       -------              --------

 ACCRUED SEVERANCE PAY                                                                  5,298                  4,879
                                                                                      -------               --------

 COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

 SHAREHOLDERS' EQUITY:
   Share capital (Note 11):
     Ordinary shares of NIS 0.5 par value-
       Authorized: 30,000,000 shares at December 31, 2003 and 2004;
       Issued and outstanding: 11,872,052 and 11,872,941 shares at December 31,
       2003 and 2004, respectively                                                      1,794                  1,794
   Additional paid-in capital                                                          58,871                 58,881
   Accumulated other comprehensive loss                                                  (214)                  (226)
   Accumulated deficit                                                                 (4,662)               (34,156)
                                                                                       -------              ---------

 Total shareholders' equity                                                            55,789                 26,293
 -----                                                                                 -------               --------

 Total liabilities and shareholders' equity                                         $  76,606            $    46,497
 -----                                                                                 ======                ========






The accompanying notes are an integral part of the consolidated financial statements.





   March 30, 2005              /s/ Meir Lipshes            /s/ Eli Ofer
------------------------       ------------------     -----------------------
Date of approval of the        Meir Lipshes                 Eli Ofer
  financial statements         Chairman of the        Chief Financial Officer
                               Board Of Directors


CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data


                                                                                      Year ended December 31,
                                                                         --------------------------------------------------

                                                                              2002              2003              2004
                                                                         --------------    --------------    --------------
Revenues (Note 13):
   Products                                                                $ 47,021          $ 33,831          $ 21,670
   Services                                                                  11,320            12,036            16,128
                                                                         --------------    --------------    --------------


Total revenues                                                               58,341            45,867            37,798
-----                                                                    --------------    --------------    --------------

Cost of revenues:
   Products                                                                  27,398            29,619            16,645
   Services                                                                   5,675             6,368             9,719
   Impairment of capitalized software development costs
     (Note 6)                                                                     -             5,864             3,597
                                                                         --------------    --------------    --------------

Total cost of revenues                                                       33,073            41,851            29,961
-----
                                                                         --------------    --------------    --------------

Gross profit                                                                 25,268             4,016             7,837
                                                                         --------------    --------------    --------------

Operating expenses:
   Research and development, net (Note 14a)                                   7,958             10,318            10,744
   Selling and marketing                                                     17,725             19,465            19,220
   General and administrative                                                 6,980              6,333             6,636
   Allowance for doubtful accounts and write-off of bad debts (Note
     1c)                                                                      7,456                177               (50)
   Goodwill write-off                                                             -              1,052                 -
                                                                         --------------    --------------    --------------

Total operating expenses                                                     40,119             37,345            36,550
-----
                                                                         --------------    --------------    --------------

Operating loss                                                              (14,851)           (33,329)          (28,713)
Financial income, net (Note 14b)                                              3,412              2,793             1,326
                                                                         --------------    --------------    --------------

Loss before income taxes                                                    (11,439)           (30,536)          (27,387)
Income taxes (Note 10)                                                         (585)              (456)            2,107
                                                                         --------------    --------------    --------------

Net loss                                                                  $ (10,854)        $  (30,080)        $ (29,494)
                                                                         ==============    ==============    ==============

Net loss per share:

   Basic and diluted net loss per Ordinary share                          $   (0.92)        $   (2.53)         $   (2.48)
                                                                         ==============    ==============    ==============

   Weighted average number of shares used for computing
   basic and diluted net loss per share                                  11,852,808         11,872,052        11,872,941
                                                                         ==============    ==============    ==============




The accompanying notes are an integral part of the consolidated financial statements.


STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

                                                           Additional   Accumulated      Retained
                                     Number of   Share     Accumulated  other            earnings      Total          Total
                                     shares      capital   paid-in      omprehensive    (accumulated   comprehensive  shareholders'
                                                           capital      income (loss)**)  deficit)     loss           equity

                                     ---------   -------   ----------   -------------   ----------     -----------    -------------


Balance as of January 1, 2002        11,752,600  $ 1,781  $ 56,932      $ (100)         $ 36,272                      $ 94,885

Exercise of stock options               119,452       13     1,720           -                 -                         1,733
Tax benefit related to exercise
of options                                    -        -       219           -                 -                           219
Comprehensive loss:
Other comprehensive income -
unrealized gains on available-for-
sale marketable securities, net               -        -         -         285                 -             $ 285         285
Net loss                                      -        -         -           -           (10,854)          (10,854)    (10,854)
                                     ----------   ------   -------      ------          ---------          -------     --------

Total comprehensive loss                                                                                 $ (10,569)
                                                                                                           =======

Balance as of December 31, 2002      11,872,052    1,794    58,871         185            25,418                         86,268

Comprehensive loss:
Other comprehensive loss -
unrealized losses on available-
for-sale marketable securities, net           -        -         -        (399)                -         $     (399)       (399)
   Net loss                                   -        -         -           -           (30,080)           (30,080)    (30,080)
                                     ----------   ------   -------      -------         ---------           -------     --------

Total comprehensive loss                                                                                 $  (30,479)
                                                                                                         ==========

Balance as of December 31, 2003      11,872,052    1,794     58,871       (214)           (4,662)                         55,789

Exercise of stock options                   889     *) -         10          -                 -                              10
Comprehensive loss:
Other comprehensive loss -
unrealized losses on available-
for-sale marketable securities, net           -        -          -        (12)                -         $      (12)         (12)
Net loss                                      -        -          -          -            (29,494)          (29,494)     (29,494)
                                     ----------    -----   --------      ------        -----------       ----------       -------

Total comprehensive loss                                                                                  $ (29,506)
                                                                                                         ==========


Balance as of December 31, 2004       11,872,941  $ 1,794   $ 58,881    $ (226)         $ (34,156)                      $ 26,293
                                     ==========   =======   ========     ======         =========                       ========


*) Represents an amount lower than $ 1.

**) Accumulated other comprehensive income (loss) on account of unrealized gains (losses) on available-for-sale marketable securities.


The accompanying notes are an integral part of the consolidated financial statements.

                                                                                           TTI TEAM TELECOM INTERNATIONAL LTD.
                                                                                                 AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                      Year ended December 31,
                                                                         --------------------------------------------------

                                                                              2002              2003              2004
                                                                         --------------    --------------    --------------
 Cash flows from operating activities:

   Net loss                                                               $ (10,854)      $   (30,080)        $ (29,494)
   Adjustments required to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation and amortization                                            5,868             5,821             3,530
     Impairment of capitalized software development costs                         -             5,864             3,597
     Impairment of goodwill                                                       -             1,052                 -
     Loss (gain) from sale of property and equipment                              -               232                (5)
     Realized loss (gain) on available-for-sale marketable securities            56              (543)             (271)
     Impairment of available-for-sale marketable securities                   2,505                 -                 -
     Amortization of premium and accretion of accrued interest on
       available-for-sale marketable securities                                  61               111               184
     Long-term prepaid expenses write-off                                       535                 -                 -
     Accrued interest on short-term bank deposits                                (2)               15                36
     Severance pay, net                                                        (119)               25              (199)
     Deferred tax assets, net                                                  (957)             (459)            1,647
     Decrease (increase) in trade receivables, net                            3,787              (940)            3,983
     Decrease in unbilled receivables                                         3,168             3,867             5,099
     Decrease (increase) in other accounts receivable and prepaid
       expenses                                                               1,862             2,084              (327)
     Increase in long-term trade and unbilled receivables                    (2,855)             (183)             (230)
     Increase (decrease) in trade payables                                      715             1,130            (1,043)
     Increase (decrease) in related parties                                  (1,942)              463            (1,326)
     Increase (decrease) in deferred revenues                                  (284)            2,326             1,051
     Increase (decrease) in other accounts payable and accrued
       expenses                                                                 347            (1,970)                7
                                                                            -------           --------           -------


 Net cash provided by (used in) operating activities                          1,891           (11,185)          (13,761)
                                                                            -------           --------          --------

 Cash flows from investing activities:
   Investment in short-term and long-term bank deposits                      (1,228)           (5,706)           (2,801)
   Proceeds from short-term bank deposits                                       194             1,582             2,754
   Investment in available-for-sale marketable securities                   (16,021)          (11,610)           (1,096)
   Proceeds from sale and redemption of available-for-sale marketable
     securities                                                              18,977             8,765             6,366
   Capitalization of software development costs                              (2,000)                -                 -
   Investment in another company                                               (165)                -                 -
   Increase in long-term prepaid expenses                                      (635)                -                 -
   Purchase of property and equipment                                        (3,143)           (2,080)             (925)
   Proceeds from sale of property and equipment                                   -               163                67
                                                                            -------            ------           --------

 Net cash provided by (used in) investing activities                         (4,021)           (8,886)            4,365
                                                                            -------            -------          --------

 Cash flows from financing activities:
   Short-term bank credit                                                    (1,742)               -                967
   Proceeds from exercise of options, net                                     1,733                -                  -
                                                                            -------           --------           -------

 Net cash provided by (used in) financing activities                             (9)               -                967
                                                                            -------           --------            ------

 Decrease in cash and cash equivalents                                       (2,139)          (20,071)           (8,429)
 Cash and cash equivalents at the beginning of the year                      36,111            33,972            13,901
                                                                            -------           --------           -------

 Cash and cash equivalents at the end of the year                          $ 33,972        $   13,901          $  5,472
                                                                            =======           =======            ======

 Supplemental disclosure of cash flows information:
  Cash paid during the year   for:
     Taxes                                                                    $ 107        $    1,269          $    289
                                                                            =======           =======            ======

The accompanying notes are an integral part of the consolidated financial statements.

                                          TTI TEAM TELECOM INTERNATIONAL LTD.
                                                        AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 1:-      GENERAL

              a. TTI Team Telecom International Ltd. ("TTI" or "the Company"), an Israeli corporation, was incorporated in 1990 and commenced its operations in September 1992.

                     The Company designs, develops, markets and supports network management and operations support system software for the communications industry.

                     The Company's Netrac family of products performs and manages functions critical to the operations of telecommunications service providers, such as fault management - monitoring equipment performance to detect and analyze failures, performance management - providing traffic analysis and quality of statistics service, configuration management - managing physical and logical connectivity within the network and security management - controlling and protecting access to data and applications.

                     The Company has wholly-owned subsidiaries in the U.S., the Netherlands, the U.K., India, Malta, Costa-Rica, Australia and in Hong-Kong.

                     As of December 31, 2004, the Company is 50.22% held by Team Software Industries Ltd., a wholly-owned subsidiary of Team Computers and System Ltd. ("Team"), a public company listed for trade on the Tel-Aviv Stock exchange (also refer to Note 15).

                     As to principal markets and customers, see Note 13.

              b.    Acquisition of Axarte Limited ("Axarte"):

                     On January 31, 2001, TTI invested $ 4,000 in Axarte U.K., a software company. The acquisition was accounted for under the purchase accounting method as of January 31, 2001 and accordingly, the purchase price has been allocated to the identifiable assets and liabilities acquired based on their relative fair values as of January 31, 2001. The acquisition resulted in recording goodwill and acquired technology of approximately $ 1,211 and $ 4,119, respectively. The goodwill was written off during 2003. Acquired technology refers to software development costs developed by Axarte for which technological feasibility was established in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86") and is amortized over a period of six years.

                  c. Termination of agreements:

                     On November 13, 2002, the Company received a letter of termination from a major customer, regarding an agreement signed on January 30, 2002. The customer also obtained, after a court hearing, the payment of a performance bond issued by a bank on the Company's behalf under the agreement. On January 23, 2003, the bond in the amount of approximately (pound)1,000 , was paid to the customer.

                     The Company believes that this customer terminated the agreement unlawfully, and in violation of the termination provisions set out in the agreement.

                     The Company's management believes, in light of the facts surrounding its relationship with this customer, and based on consultations with and opinions of its legal counsel, that the Company has reasonably good prospects of establishing that the customer was not entitled to terminate the agreement and by its conduct repudiated the agreement. The Company cannot currently quantify the amount of damages that it would receive if it were to succeed in a lawsuit against the customer, and the Company cannot estimate the amount of damages that could be sought by the customer in a potential counterclaim. The Company is currently considering its options with respect to the best manner in which to pursue damages from this customer.

                     In 2002, the Company also signed an agreement for a similar project with an affiliate of the customer referred to the above. Following a dispute that arose between the Company and such affiliate in 2002, the parties signed a settlement agreement at the beginning of 2004, pursuant to which the parties agreed to terminate the agreement, the Company repaid an amount of (pound)100 to the customer and the parties waived all claims against each other.

                     In 2002, the Company has recorded "trade and unbilled receivables" in the amount of (pound) 7,312 ($ 10,311), as due from these customers. Due to the letter of termination received from the first customer and management's concerns about termination by the second customer, as described above, the Company has classified the receivables in an amount of (pound) 1,695 (as of December 31, 2004 $ 3,268) thousand as "long-term trade and unbilled receivables", which represents the amount whose collection is probable, in the management's opinion. The remaining balance was expensed in 2002 to doubtful accounts in the statement of operations.

                     In 2002, an amount of $ 7,456 was expensed as an "allowance for doubtful accounts".

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              The consolidated financial statements have been prepared according to United States generally accepted accounting principles ("U.S. GAAP"), applied on a consistent basis, as follows:

              Use of estimates:

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

              Financial statements in United States dollars:

              A majority of the revenues of the Company and its subsidiaries is generated in United States dollars ("dollar"). In addition, a substantial portion of the costs of the Company and its subsidiaries is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

              Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation". All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

              Principles of consolidation:

              The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

              Cash and Cash equivalents:

              Cash and cash equivalents include short-term, highly liquid investments that are readily convertible to cash with maturities of three months or less at the date acquired.

              Short-term and long-term bank deposits:

              Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in U.S. dollars and bear interest at an average rate of 1.64% and 2.19% for 2003 and 2004, respectively. The short-term deposits are presented at their cost, including accrued interest.

              Long-term bank deposits are deposits with maturities of more than one year, are included in long-term investments and presented at their cost. The deposits are in U.S. dollars and bear interest at an average rate of 4.05% and 1.14% for 2003 and 2004, respectively.

              Marketable securities:

              Management determines the classification of investments in marketable obligations with fixed maturities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2004 and 2003, all marketable securities covered by SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", ("SFAS No. 115") were designated as available-for-sale.

              Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

              According to the SEC's issued Staff Accounting Bulletin No. 59 ("SAB No. 59"), management is required to evaluate in each period whether the decline in value for a security is other than temporary.

               The Company accounts for its structured notes in accordance with the provisions of FASB Emerging Issues Task Force ("EITF") Issue No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes", according to which the Company uses the "retrospective interest method" to recognize interest income (expenses).

              Investment in another company:

              The investment in this company is stated at cost since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee.

              The Company's investment in the other company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18"). As of December 31, 2004, based on management's most recent analysis, no impairment losses have been identified.

              Property and equipment:

              Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                                                             %
                                                     -------------------------

              Computers and peripheral equipment             33
              Office furniture and equipment                6 - 20
              Motor vehicles                                 15
              Leasehold improvements                Over the lesser term of the
                                                       lease or useful life

              Impairment of long-lived assets and identifiable intangibles:

              The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment for Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2004, no impairment losses have been identified.

              Goodwill:

              Goodwill represents the excess of the costs over the fair value of net assets of businesses acquired. Under SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill is not amortized. However, SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in such methodology include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples.

              During 2003, the sharp downturn in capital spending in the Company's major markets continued to negatively impact the Company's core business, resulting in substantially lower revenues than expected and additional operating losses.

              Based upon these indications, the Company's management believed that these indications would reduce the fair value of the Company below its carrying value. As a result, the Company performed an interim test during the year 2003 for goodwill impairment and, as a result, recorded a $ 1,052 write-off of the remaining goodwill.

              Income taxes:

              The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2004, a full valuation allowance was provided by the Company.

              Revenue recognition:

              The Company and its subsidiaries market their products to telecommunications service providers both directly and through alliances with leading vendors of computer hardware, telecommunications equipment, test systems, and probes. The Company's products have been licensed to various types of telecommunications operators. The Company also generates revenues from maintenance and customer support services.

              Revenues from the Company's software licenses, which require significant customization, integration, installation and development services, are recognized based on Statement of Position No. 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the project to which the contract relates. In general, the Company divides each project into three distinct periods: (i) a functional specification period, (ii) an implementation period and (iii) a stabilization period. A project is considered completed when the stabilization period is over.

              The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract.

              According to SOP 81-1, costs that are incurred for a specific anticipated contract prior to the existence of a persuasive evidence of an agreement are deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract. Such deferred costs are recorded as pre-contract costs, in other accounts receivable and prepaid expenses.

              Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. As of December 31, 2004, no such estimated losses were identified.

              Service revenues primarily consist of fees from maintenance and customer support. Revenues from maintenance and support contracts are recognized ratably over the life of the agreement, which is typically one year, or at the time when services are rendered.

              Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

              Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not yet recognized as revenues.

              Unbilled receivables include all amounts that had not been billed as of the balance sheet date due to contractual or other arrangements with customers.

              Research and development costs:

              Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses, as incurred.

              SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model.

              Significant costs incurred by the Company, between completion of the working model and the point at which the product is ready for general release, have been capitalized during the years 2001 and 2002.

              No software development costs were capitalized in 2003 and 2004.

              Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of the current and anticipated future gross revenues from sales of that software, or
              (ii) the straight-line method over the estimated useful life of the product (three to five years).

              The Company and its subsidiaries assess the recoverability of capitalized software development costs in accordance with SFAS No. 86 at each balance sheet date by determining whether the amount by which the unamortized capitalized cost of a computer software product exceeds the net realizable value. The net realizable value is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the cost of performing maintenance and customer support required to satisfy the Company's responsibility set forth at the time of sale. Based on its most recent analyses, management believes that no further impairment of capitalized software development costs exists as of December 31, 2004.

              Royalty and non-royalty bearing grants:

              Royalty-bearing grants from the Government of Israel and others for the funding of approved research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction in research and development costs.

              During 2002, the Company has received non-royalty-bearing grants from the European Union as part of participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM). In addition, during 2002 and 2003, the Company also received non-royalty-bearing grants for its participation in the "MAGNET" project financed by the Government of Israel (see Note 16a). Grants from the European Union and "MAGNET" project are not required to be repaid and are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction in research and development costs.

              Concentrations of credit risk:

              Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, trade and unbilled receivables, long-term trade receivables and unbilled receivables and investments in marketable securities.

              The Company's and its subsidiaries' cash and cash equivalents, short-term and long-term bank deposits are invested in U.S. dollar deposits with major Israeli and U.S. banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's and its subsidiaries' investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

              The Company's marketable securities include investments in government and corporate debentures that are considered by management to be financially sound. Minimal credit risk exists with respect to these marketable securities, since management believes that the portfolio is well diversified and the institutions that issued the Company's investments are well established.

              The Company's and its subsidiaries' trade and unbilled receivables and long-term trade and unbilled receivables are derived from sales to large and solid customers. An allowance for doubtful accounts is determined with respect to those specific amounts that the Company and its subsidiaries have determined to be doubtful of collection. The Company and its subsidiaries perform ongoing credit evaluation of its customers (see Note 1c).

              The Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

              Basic and diluted net loss per share:

              Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS No. 128").

                                 TTI TEAM TELECOM INTERNATIONAL LTD.
                                               AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              All outstanding stock options have been excluded from the calculation of the diluted net loss per share since all such securities had an anti-dilutive effect for all years presented.

              The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were 297,704, 0 and 0 for the years ended December 31, 2002, 2003 and 2004, respectively.

              Accounting for stock-based compensation:

              The Company has elected to follow Accounting Principles Board Statement No. 25, "Accounting for Stock Options Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or is above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

              The Company adopted the disclosure provisions of Financial SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" and continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

              Pro forma information regarding the Company's net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

              The fair value for these options was estimated at the date of grant using the Black-Scholes Option Valuation Model with the following weighted-average assumptions for 2004 (no options were granted to employees in 2002 and 2003): average risk-free interest rates of 3%; dividend yields of 0%; expected volatility of the Company's Ordinary shares of 60% and weighted average expected life of the options of two years.

              Stock compensation for pro-forma purposes, is amortized on a straight line basis over the vesting period.


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              Pro forma information under SFAS No. 123, is as follows:

                                                                                       Year ended December 31,
                                                                         ---------------------------------------------------

                                                                              2002               2003              2004
                                                                         --------------     --------------    --------------


                 Net loss - as reported                                    $(10,854)        $ (30,080)          $ (29,494)
                 Add - total stock-based compensation expense
                    determined under APB 25                                       -                 -                   -
                 Deduct  -  total  stock-based   compensation  expense
                   determined under fair value method                        (1,101)            (262)                 (88)
                                                                         --------------       ----------        -----------

                 Pro forma - net loss                                     $ (11,955)        $  (30,342)         $ (29,582)
                                                                         ==============       ==========        ===========

                 Basic and diluted net loss per share, as reported        $   (0.92)        $    (2.53)         $   (2.48)
                                                                         ==============       ==========        ===========


                 Basic and diluted net loss per share, pro forma          $   (1.01)        $    (2.53)         $   (2.49)
                                                                         ==============       ==========        ===========

              The Company applies SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the date of grant.

              Fair value of financial instruments:

              The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

              The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank credit, short-term bank deposits, trade receivables, unbilled receivables, trade payables and related parties approximates their fair value due to the short-term maturities of such instruments.

              The carrying amount of the Company's long-term bank deposits is estimated by discounting the future cash flows using the current interest rates for long-term bank deposit of similar terms and maturities. The carrying amount of the long-term bank deposit does not significantly differ from its fair value.

              The carrying amounts and the fair value of marketable securities is based on the quoted market prices.

              Severance pay:

              The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual.

                                   TTI TEAM TELECOM INTERNATIONAL LTD.
                                                 AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

              Severance pay expenses for the years ended December 31, 2002, 2003 and 2004 were $ 1,120, $ 1,196 and $ 1,381, respectively.

              Advertising expenses:

              Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004 were $ 220, $ 186 and $ 125, respectively.

              Impact of recently issued accounting standards:

               On December 16, 2004, the Financial Accounting Standards Board
               (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption will be permitted in periods in which financial statements have not yet been issued. The new standard will be effective for the Company in the first interim period beginning after January 1, 2006.

               As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the Company's result of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share.

               In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on implementation of SFAS 123R, which the Company plans to consider in implementing SFAS 123R.

                                         TTI TEAM TELECOM INTERNATIONAL LTD.
                                                       AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In FASB Staff Position on EITF 03-1, the Board directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in EITF 03-1. The disclosure requirements are effective only for annual periods ending after June 15, 2004. The Company does not believe that the impact of adopting EITF 03-1 will be significant to the Company's overall results of operations or financial position.


NOTE 3:-      MARKETABLE SECURITIES

              The following is a summary of available-for-sale marketable securities:

                                                                         December 31,

                                                        2003                                       2004
                                     ------------------------------------------------------------------------------------
                                                                     Estimated                                  Estimated
                                                  Gross      Gross      fair                 Gross      Gross      fair
                                     Amortized  unrealized unrealized  market   Amortized  unrealized unrealized  market
                                        cost      gains     losses     value      cost       gains     losses     value
                                     ---------   --------  ---------  --------  --------   ---------  ---------  --------
              Available-for-sale:
              ------------------
               Government debentures   $ 2,104     $ 105   $    -    $  2,209   $     -     $    -      $    -    $     -
               Corporate debentures *)  13,877       263     (582)     13,558    10,798         85        (311)    10,572
                                      --------   -------   ---------  --------  --------   ---------  ---------  --------

                                      $ 15,981     $ 368   $ (582)   $ 15,767   $ 10,798    $  85       $ (311)   $ 10,572
                                     =========  ========   =========  =======   ========   =========  =========   ========


              *) Included in the Company's portfolio investments are structured notes with an estimated fair value of approximately $ 4,706 as of December 31, 2004. Such investments are used by management to enhance yields, diversify the portfolio investments, and manage the Company's exposure to interest rate fluctuations. The notes were acquired from several banks and were categorized as available for sale. The notes bear interest based upon the rate of the LIBOR. For each day on which the six months dollar Libor is below an agreed annual fixed rate, the investment bear coupon interest at the rate of 8%, 7% and 5%-12% per annum. On all other days, the investments do no bear any interest at all.

                                      TTI TEAM TELECOM INTERNATIONAL LTD.
                                                   AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 3:-      MARKETABLE SECURITIES (Cont.)


              The net adjustment to unrealized holding gains (losses) on available-for-sale marketable securities included as a separate component of shareholders' equity, "accumulated other comprehensive income (loss)" amounted to $ 285, $ (399) and $ 12 in 2002, 2003 and 2004, respectively.

              During 2002, the Company recorded an impairment expense in the amount of $ 2,505 as a decline in market value of available-for-sale securities (including mutual funds) deemed to be other than temporary. The amount was recorded as financial expenses in the statement of operations.

              The Company's management believes that the unrealized losses as of December 31, 2004 are considered temporary as the decline per bond is considered insignificant. The unrealized losses on the Company's investments in all types of securities are caused due to interest rate increases. Since the Company has the ability and intent to hold these investments until a recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2004. In addition, the unrealized losses are in continuous position for a period not more than twelve months.

              Aggregate maturities of available-for-sale securities for years subsequent to December 31, 2004 are:

                                        Amortized cost       Estimated fair
                                                              market value
                                     -----------------    -----------------


              2013                    $     4,006        $       4,006
              2015                          2,744                2,653
              2016                          2,148                2,176
              2018                          1,900                1,737
                                     ---------------     -------------

                                      $    10,798        $      10,572
                                     ===============    ==============


NOTE 4:-     OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                           December 31,

                                ----------------- -- -----------------
                                       2003                   2004
                               -----------------    -----------------

             Prepaid expenses      $    877            $     1,688
             Pre-contract costs         112                      -
             Office of the Chief
              Scientist                 273                    442
             Loans to employees         505                    426
             Others                     961                    709
                                    ---------              -------

                                   $  2,728            $     3,265
                                   ==========             ========



NOTE 5:-      PROPERTY AND EQUIPMENT, NET
                                                            December 31,
                                                 --------------------------------------

                                                           2003                 2004
                                                 -----------------    -----------------
              Cost:
               Computers and peripheral equipment    $    12,214        $      12,873
               Office furniture and equipment              1,184                1,208
               Motor vehicles                              4,980                4,982
               Leasehold improvements                      3,570                3,522
                                                       ---------            ---------

                                                          21,948               22,585
                                                       ---------            ---------

             Accumulated depreciation:
              Computers and peripheral equipment           9,416               11,039
              Office furniture and equipment                 616                  744
              Motor vehicles                               2,556                3,087
              Leasehold improvements                       1,522                1,841
                                                       ---------            ---------

                                                          14,110               16,711
                                                      ----------            ---------

            Depreciated cost                       $      7,838         $       5,874
                                                     ===========           ==========

            Depreciation expenses for the years ended December 31, 2002, 2003 and 2004 are $ 3,474, $ 3,299 and $ 2,827, respectively.

NOTE 6:-    INTANGIBLE ASSETS, NET

                                                            December 31,
                                                -------------------------------------

                                                       2003                  2004
                                                ----------------    -----------------

            a. Original amounts:
                Capitalized software
                 development costs                 $  11,242           $   11,242
                Acquired technology (see Note 1)       4,119                4,119
                                                  ----------           ----------

                                                      15,361               15,361
                                                  ----------           ----------
               Accumulated amortization and
               impairment:
                Capitalized software
                 development costs                     3,714               4,417
                Acquired technology                    1,202               1,202
                Impairment of capitalized
                 software development costs            5,864               9,461
                                                  -----------         ----------

                                                      10,780              15,080
                                                  -----------         ----------

               Amortized cost                     $    4,581           $     281
                                                  ===========         ==========


            b. During 2001, in the context of the acquisition of Axarte, the Company purchased technology. In addition, the Company capitalized software development costs. The technology purchased and the capitalized software development costs amounted to $ 13,361 ("the Netrac2 Technology").

                 The Netrac2 Technology was amortized from January 1, 2002, using the straight-line method over the estimated economic life of the technology, which is six years.

                     During the first quarter of 2002, the Company developed a new technology ("ServiceView Technology") in respect of which the Company capitalized software development costs in the amount of $ 2,000. On October 1, 2002, the Company began to amortize the ServiceView Technology using the straight-line method over the estimated economic life of the technology, which was three years. No software development costs were capitalized in 2003 and 2004.

                     The evaluation of the net realizable value of the abovementioned capitalized software development costs that was preformed by management during the years ended December 31, 2003 and 2004, indicated that the net realizable value of the Netrac2 Technology and the ServiceView Technology exceed the unamortized capitalized costs. The evaluation was based on the estimated future gross revenues from such technologies reduced by the estimated future costs for completing and disposing each of them. In 2003 and 2004, the amounts of $ 5,864 and $ 3,597, respectively, have been recorded as an impairment of capitalized software costs included in the cost of revenues.

              c. Amortization expenses for the years ended December 31, 2002, 2003 and 2004 amounted to $ 2,394, $ 3,783 and $ 703, respectively.

              d. Estimated amortization expenses for the years ended December 31:

                      2005                         $         104
                      2006                                   104
                      2007                                    73
                                                         -------
                                                   $         281
                                                         =======

NOTE 7:-      SHORT-TERM BANK CREDIT

               As of December 31, 2004, the Company utilized all of the short-term bank credit line in the amount of $ 232, and in addition the Company utilized an amount of $ 735 of short-term bank credit in excess of its short-term bank credit line. The weighted average interest rate of the short-term bank credit line and of the borrowing in excess of the credit line for the year ended December 31, 2004 was approximately 8.2% and 11.7%, respectively. The short-term bank credit line and the borrowing in excess of the credit line were fully repaid after the balance sheet date. The Company fully repaid all of the short-term bank credit line and excess after balance sheet date.


NOTE 8:-      OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                  December 31,
                                   --------------------------------------
                                          2003                 2004
                                   -----------------    -----------------


              Employees and
               payroll accruals       $  3,745            $   3,327
              Accrued expenses           1,366                  962
              Government authorities       428                1,192
              Others                       625                  690
                                     ----------           ---------

                                      $  6,164           $    6,171
                                     ==========          ==========

NOTE 9:-      COMMITMENTS AND CONTINGENT LIABILITIES

              a. Lease commitments:

                 In April 1998, the Company entered into an agreement with Team according to which the Company will lease its facilities in Israel from Team for a period of five years, effective February 1, 1998. In 2003, the Company exercised its renewal option for an additional four and a half years up until August 2007. The Company and its subsidiaries rent their facilities and motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2007.


                 Aggregate minimum rental commitments under non-cancelable leases at December 31, 2004 are as follows:



                 Year ended December 31,    Facilities     vehicles     Total
                 ----------------------     ----------     --------     ------

                 2005                       $  1,452       $    21    $  1,473
                 2006                          1,162            14       1,176
                 2007                            521             -         521
                                            --------      --------    --------

                                           $   3,135       $    35    $  3,170
                                            ========     =========    ========

                Facilities lease expenses for the years ended December 31, 2002, 2003 and 2004 were $ 1,320, $ 1,689 and $ 1,072, respectively.

                Motor vehicles lease expenses for the years ended December 31, 2002, 2003 and 2004 were approximately $ 593, $ 435 and
                $ 211, respectively.

              b. Royalties commitments:

                 Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and the Binational Industrial Research and Development Foundation ("BIRD-F"), and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-5% of sales of products developed with funds provided by the OCS and BIRD-F, up to an amount equal to 100%-150% of the research and development grants (dollar-linked) received from the OCS and BIRD-F. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits. Royalties payable with respect to grants received from BIRD-F are linked to the Consumer Price Index in the United States.

                     The Company has paid or accrued royalties relating to the repayment of such grants in the amount of $ 294, $ 223 and $ 10 for the years ended December 31, 2002, 2003 and 2004, respectively. The amounts were recorded in the cost of revenues. As of December 31, 2004, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $ 2,930, in respect of these grants.

              c. Guarantees:

                     The Company has obtained performance guarantees in favor of certain customers from several banks in Israel and in the U.S. amounting to $ 5,110, $ 4,242 and $ 2,896 for the years ended December 31, 2002, 2003 and 2004, respectively.

              d. Litigation:

                     1) The Company has accounted for claims in regard to its regular course of business in a general provision in the amount of $ 87.

                     2) Securities class action:

                            A shareholder class action lawsuit was filed in September 2004 against the Company, Team Software Industries Ltd. and certain of the Company's executive officers. The lawsuit purports to be a class action filed on behalf of persons who held the Company's shares during the period between May 15, 2001 and November 14, 2002. The complaint alleges that material misrepresentations and omissions concerning the Company's operations and performance artificially inflated the Company's stock price, causing damages to investors. Based on the Company's preliminary review of the complaint, the Company believes that the claims are without merit and intends to vigorously defend itself against the actions. However, this class action is in a very preliminary stage, and the Company's management cannot predict the outcome of this dispute.

              e. Termination of agreement:

                     See Note 1c.

NOTE 10:-     INCOME TAXES

              a. Measurement of results for tax purposes under the Income Tax
                 Law (Inflationary Adjustments), 1985.

                 Results for tax purposes in Israel are measured in terms of earnings in NIS after certain adjustments for changes in Israel's Consumer Price Index ("CPI"). As explained in Note 2, the financial statements are presented in U.S. dollars. The difference between the annual change in the CPI and in the NIS\dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements.

                     In accordance with paragraph 9(f) of SFAS No. 109, the Company has not recorded deferred taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

                  b. tax Rates:

                     On June 29, 2004 the Israeli Government approved the amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004, which progressively reduces the tax rates applicable to companies from 35% in 2004 to a rate of 30% in 2007.

                 c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the law"):

                     Most of the Company's production facilities have been granted approved enterprise status under five separate investment programs and, as such, are entitled to tax benefits, under the above law. According to the law, the Company has elected the "alternative benefits track", and has waived Government grants, in return for a tax exemption.

                     Upon the Company's Initial Public Offering that occurred in 1996, the Company became a "foreign investment Company" for the purposes of the aforementioned law. Accordingly, the Company is entitled to a 10-year period of benefits. Income derived from the Company's investment programs, is tax-exempt for the first two to four years and is entitled to a reduced tax rate of 10% to 25%, during the remaining benefit period of six to eight years (subject to the percentage of foreign ownership in each tax year).

                     The primary tax benefits available in respect of the approved enterprises are:

                     1. As of December 31, 2004, the benefits from the first program have expired.

                     2. Income derived from the Company's second approved enterprise was tax exempt for four years (1996-1999) after which it is taxable at the rate of 20%-25% for six years ending in 2005.

                     3. Income derived from the Company's third approved enterprise was tax exempt for two years (1998-1999) after which it is taxable at the rate of 20%-25% for eight years ending in 2007.

                     4. Income derived from the Company's fourth approved enterprise was tax exempt for two years (2000-2001) after which it is taxable at the rate of 20%-25% for eight years ending in 2009.

                     5. Income derived from the Company's fifth approved enterprise was tax exempt for two years (2002-2003) after which it is taxable at the rate of 20%-25% for eight years ending in 2011.

                     The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

                     Income from sources other than the approved enterprise will be subject to the tax at the regular rate.

                     The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in the approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, management believes that the Company is meeting all of the aforementioned conditions.

                  d. Tax benefits under the Law for the Encouragement of
                     Industry (Taxation), 1969:

                     The Company is an "industrial company" under the above law and, as such, is entitled to certain tax benefits including accelerated depreciation rates and deduction of public offering expenses.


                  e. Deferred income taxes:

                     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:


                                                                                                  December 31,
                                                                                     --------------------------------------

                                                                                            2003                  2004
                                                                                     -----------------    -----------------

                     Deferred tax assets:
                        Reserves and allowances                                          $  2,705              $   542

                        Net operating loss carryforward - foreign                           6,882                8,651
                        Net operating loss carryforward - domestic                          7,448               14,285
                                                                                     -----------------      ---------------

                     Total deferred tax assets before valuation allowance                  17,035               23,478
                     Valuation allowance                                                  (15,388)             (23,478)
                                                                                     -----------------      ---------------

                     Net deferred tax assets (included in other accounts
                        receivable and prepaid expenses) - all domestic                  $  1,647              $     -
                                                                                     =================      ===============



                     A valuation allowance for the entire balance was recorded due to the uncertainty of the future realization of the tax asset.

                      As of December 31, 2003 the Company's management believed
                     that it was more likely than not that the remaining net deferred tax assets of $ 1,647 related to the Company's carryforward tax losses would be realized, principally based upon the Company's earning history and forecasted income. In 2004, several developments were considered in determining the need for an increase in the valuation allowance, including a continuing market decline, increasing uncertainty and a decrease of visibility in the market as a whole, a significant decrease in sequential quarterly revenue levels and the failure to achieve management's forecasted results for 2004. As a result of managements' assessment, the Company increased the valuation allowance on the deferred tax asset and recorded a valuation allowance on the entire amount.

              f. Reconciliation of the theoretical tax expenses:

                     A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory rate applicable in Israel to income of the Company and the actual income tax as reported in the statements of operations, is as follows:

                                                                                     Year ended December 31,

                                                                        ---------------------------------------------------
                                                                             2002              2003              2004
                                                                        ---------------   ---------------   ---------------


                     Loss before taxes, as reported in the
                        consolidated statements of operations            $    (11,439)     $    (30,536)     $    (27,387)
                                                                        ===============   ===============   ===============


                     Statutory tax rate                                            36%               36%               35%
                                                                        ===============   ===============   ===============

                     Theoretical tax benefit on the above                $     (4,118)     $    (10,993)      $     (9,585)
                     Amount at the Israeli statutory tax rate:
                        Tax adjustment in respect of foreign
                          subsidiaries different tax rate                         122             1,150                489
                        Deferred taxes on losses for which a
                          valuation allowance was provided                      5,299            10,089              8,090
                        Taxes in respect of prior years                             -              (141)               460
                        Other                                                  (1,888)             (561)             2,653

                                                                        ---------------   ---------------   ---------------

                     Income taxes (tax benefit), as reported in the
                        statements of operations                         $       (585)     $       (456)     $      2,107
                                                                        ===============   ===============   ===============


              g. The Israeli company has received final tax assessments until
                 1999, and is currently assessed for the tax years 2000 - 2002. The Company believes that it has adequate provisions to cover these exposures in accordance with SFAS No. 5.


                                  TTI TEAM TELECOM INTERNATIONAL LTD.
                                                     AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

NOTE 10:-     INCOME TAXES (Cont.)

              h. Taxes on income are comprised as follows:

                                                                                     Year ended December 31,
                                                                        --------------------------------------------------

                                                                               2002              2003              2004
                                                                        --------------    --------------    --------------


                     Current taxes                                      $       428         $      42          $      -
                     Taxes in respect of prior years                              -               141)              460
                     Deferred income taxes (benefit)                         (1,013)             (357)            1,647

                                                                       ---------------   ---------------   ---------------

                                                                        $      (585)        $    (456)         $  2,107

                                                                       ===============   ===============   ===============

                     Domestic                                           $      (802)        $    (720)         $  2,107
                     Foreign                                                    217               264                 -

                                                                       ---------------   ---------------   ---------------

                                                                        $      (585)        $    (456)         $  2,107
                                                                       ===============   ===============   ===============

              i. Loss before taxes is comprised as follows:

                     Domestic                                           $     (9,409)       $  (11,371)       $ (17,605)
                     Foreign                                                  (2,030)          (19,165)          (9,782)

                                                                        ---------------   ---------------   --------------

                                                                        $    (11,439)       $  (30,536)       $ (27,387)
                                                                        ===============   ===============   ==============


NOTE 11:-     SHAREHOLDERS' EQUITY

              a. The Company's Ordinary shares have been listed for trade on the NASDAQ National Market since TTI's initial public offering ("IPO") on December 4, 1996, under the symbol TTIL.

                     In 1999 and 2000, the Company effected two additional secondary offerings.

                     The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the Company's general meeting and the right to receive dividends, if declared.

              b.     Share options:

                     Employee Share Option Plans:

                     During 1995, 1996, 1999, 2000 and 2001, the Board of
                     Directors of the Company adopted share option plans (as amended "the Old Plans") pursuant to which 2,325,515 Ordinary shares were reserved for issuance upon the exercise of options to be granted to certain directors and key employees of the Company and its subsidiaries. At the Company's annual general shareholders' meeting in December 2004 it was decided that there was no intention to grant any more options from the Old Plans and it was resolved to approve the 2004 share option plan ("the New Plan"), pursuant to which 1,000,000 Ordinary shares were reserved for issuance.

                                       TTI TEAM TELECOM INTERNATIONAL LTD.
                                                   AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 11:-     SHAREHOLDERS' EQUITY (Cont.)

                     The Board of Directors is empowered, among other things, to designate the options, dates of grant and the exercise price of options. Unless otherwise decided by the Board, the options will vest over a period of one to three years of employment, and will be non-assignable.

                     Pursuant to the New Plan, as of December 31, 2004, an aggregate of 925,000 options of the Company are still available for future grant.

                     Each option granted under the Plans to employees expires no later than five years from the date of the grant. Any options which are canceled or forfeited before expiration become available for future grants.

                     A summary of the stock options activities in 2002, 2003 and 2004 is as follows:

                                                                       Year ended December 31,
                                           --------------------------------------------------------------------------------

                                                     2002                        2003                       2004
                                           -------------------------  --------------------------  -------------------------

                                                          Weighted                   Weighted                    Weighted
                                                          average                     average                     average
                                            Amount of     exercise     Amount of      exercise     Amount of     exercise
                                             options       price        options        price        options        price
                                           -----------  ------------  ------------  ------------  -----------   -----------


              Outstanding at the

                 beginning of the year      758,378      $    17.37    612,426       $    17.76    470,178       $    18.72
                 Granted                          -      $        -          -       $        -    321,000       $     6.07
                 Exercised                 (119,452)     $    14.51          -       $        -       (889)      $    11.69
                 Forfeited                  (26,500)     $    21.13    (87,414)      $    11.45   (167,311)      $    10.69
                 Expired                          -      $        -    (54,834)      $    19.60   (248,845)      $     9.77
                                           -----------                ------------                -----------


              Outstanding at the end
                 of the year                612,426      $    17.76    470,178       $    18.72    374,133       $    10.13
                                           ===========  ============  ============  ============  ===========   ===========

              Options exercisable at
                 the end of year            445,648      $    16.61    464,178       $    18.71    123,883       $    18.27
                                           ===========  ============  ============  ============  ===========   ===========

                     The options outstanding as of December 31, 2004 have been separated into exercise prices, as follows:

                                       Options         Weighted                           Options          Weighted
                                       outstanding     average            Weighted        exercisable      average
                                       as of           remaining          average         as of            exercise price
                       Exercise        December 31,    contractual        exercise        December 31,     of exercisable
                       price           2004            life years         price           2004             options
                       --------        -------------  -----------         --------        ----------       -----------






                       $  3.00          75,000           4.50           $    5.88          18,750          $       3.00
                       $6.00-8.00      194,000           3.79           $    3.00               -                     -
                       $18.63-19.00     34,167           0.86           $   18.99          34,167          $      18.99
                       $20.00-23.00     62,633           0.35           $   20.88          62,633          $      20.88
                       $30.00            8,333           0.86           $   30.00           8,333          $      30.00
                                    ----------                                           --------

                                        374,133          3.25           $   10.13         123,883          $      18.27
                                    ==========      =========           =========        =========            =========

              c. Weighted-average fair values and exercise prices of options, whose exercise price equals or is below the market price of the shares on the date of grant are $ 0.

                     Weighted-average fair values and exercise prices of options, whose exercise price exceeds the market price of the shares on the date of grant are $ 0.79.

              d. Dividends:

                     In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations.


NOTE 12:-     RELATED PARTY TRANSACTIONS AND BALANCES

              Since the commencement of the Company's operations in 1992, Team has, from time to time, paid the Company commissions in respect of sales by the Company of certain products represented and sold by Team. This relationship is reflected in an agreement between the Company and Team dated October 1996 ("the Agreement"). Team generally pays the Company a commission at the rate of 15% of the sales price of these products, up to a maximum of 50% of the amount received by Team from these sales less the cost to Team.

              In addition, Team provides to the Company certain administrative services, including computer servicing, salary administration, automotive fleet maintenance and basic insurance coverage, and the Company reimburses Team for the actual cost of such services. The Company and Team have agreed to indemnify each other for liabilities resulting from acts or omissions of their respective employees constituting intellectual property violations. The Agreement is automatically renewed for a successive terms of one year on each December 31, and can be terminated by either party at the end of any such term upon at least 60 days prior written notice. Regarding the rent commitment with Team, see also Note 10a.

              Since 1992, the Company has also purchased property and equipment, such as computer hardware, from Team and Omnitek-Eichut Ltd. ("Omnitek-Eichut"), a subsidiary of Team. The Company pays Team and Omnitek-Eichut prices for these assets that are no less favorable to the Company than those it could obtain from unrelated third parties.

                                 TTI TEAM TELECOM INTERNATIONAL LTD.
                                               AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 12:-     RELATED PARTY TRANSACTIONS AND BALANCES (Cont.)

              In addition, Team supplies the Company with hardware, related software and support services for such hardware for the Company's projects, in accordance with the agreement referred to above. Under the agreement between the Company and Team, the Company is required to pay for such hardware, related software and support services when it receives payment from its customers. In 2002, a disagreement arose between the Company and Team regarding whether the Company is required to pay Team for hardware and related software that it supplied to three of the Company's major customers as part of projects for which the Company receives payments based on milestones which do not allocate specific amounts for hardware and related software. Following negotiations to achieve a compromise with Team on this issue, the Company agreed to pay Team the amount of $ 1,047 in respect of hardware and related software supplied by Team as part of the Company's projects for these customers. When the Company will receive additional payments for these projects, it is required to pay Team an additional payment based on Team's pro rata share of the project. The aggregate additional amount that the Company may have to pay to Team for all of these projects is $ 563.

              In 2003, the Company paid Team $ 272 in respect of the above mentioned projects and executed a written agreement with Team.

              Transactions between Team and its affiliates and the Company:


                                                                                      Year ended December 31,
                                                                         --------------------------------------------------

                                                                             2002              2003              2004
                                                                         --------------    --------------    --------------

              Revenues:

                 Commissions on product sales and payment for services    $        520      $        157      $        249
                                                                         ==============    ==============    ==============


              General and administrative expenses:

                 Rent and maintenance                                     $      1,292      $      1,440      $      1,421
                                                                         ==============    ==============    ==============


                 Administrative and management services                   $        583      $        503      $        207
                                                                         ==============    ==============    ==============


                 Purchase of equipment                                    $        884      $        711      $        555
                                                                         ==============    ==============    ==============

              Balances between Team and the Company:
                                                                                                  December 31,
                                                                                      -------------------------------------
                                                                                            2003                 2004
                                                                                      ----------------     ----------------

              Current assets (liabilities)                                             $      (1,176)       $         150
                                                                                      ================     ================





                                          TTI TEAM TELECOM INTERNATIONAL LTD.
                                                      AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13:-     GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF OPERATIONS DATA

              a. Summary information about geographic areas:

                     The Company adopted Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end customer.

                     The following presents total revenues and long-lived assets as of and for the years ended December 31, 2002, 2003 and 2004:


                                                                       Year ended December 31,
                                                     2002                       2003                        2004
                                          -------------------------- --------------------------- --------------------------

                                           Total        Long-lived       Total      Long-lived      Total       Long-lived
                                            revenues      assets       revenues       assets       revenues       assets
                                          ------------ ------------- ------------- ------------- ------------  ------------


                     Israel             $   6,098      $  20,371       $   3,357    $  11,791     $   4,200     $   5,578
                     United States         17,908            577          18,091          734        14,112           533
                     Europe                18,966          2,419          12,047           20        11,541             8
                     Australia              4,328             40           1,913           42         3,310            34
                     South America          4,610              -           5,386            -         2,712             -
                     Far East               5,209             64           2,309           32           722             2
                     South Africa           1,222              -           2,764            -         1,201             -
                                          -------       --------     -----------    ---------     ---------    ----------

                                       $   58,341      $  23,471       $  45,867    $  12,619     $  37,798     $   6,155
                                          =======       ========      ==========     =========    =========     =========

              b. Major customers data as a percentage of total revenues:

                                                                                      Year ended December 31,
                                                                         ---------------------------------------------------
                                                                              2002             2003               2004
                                                                         ---------------   --------------    ---------------

                     Customer A                                                8%               10%                 9%
                     Customer B                                                3%                9%                16%
                     Customer C                                               11%               11%                 4%
                     Customer D                                            *) 16%            **) 4%                 5%



                     *) In 2002, the Company also recorded total revenues of
                        13%, from two affiliates of Customer D.

                     **) In 2003, the Company recorded revenues of 4% from an
                         affiliate of Customer D.




NOTE 14:-     SELECTED STATEMENTS OF OPERATIONS DATA

              a. Research and development, net:
                                                                                      Year ended December 31,
                                                                         --------------------------------------------------

                                                                             2002              2003              2004
                                                                         --------------    --------------    --------------


                     Total cost                                           $     11,314      $     10,512      $     11,324
                     Less - grants and participations                            1,356               194               580
                     Less - capitalization of software development
                        costs                                                    2,000                 -                 -

                                                                         --------------    --------------    --------------

                     Research and development, net                        $      7,958      $     10,318      $     10,744
                                                                         ==============    ==============    ==============

              b. Financial income (expenses):

                     Financial expenses:
                        Foreign currency translation adjustments          $       (828)     $     (1,106)     $       (568)
                        Impairment of available-for-sale marketable
                          securities                                            (2,505)                -                 -

                                                                         --------------    --------------    --------------

                                                                                (3,333)           (1,106)             (568)
                                                                         --------------    --------------    --------------
                     Financial income:
                        Foreign currency translation adjustments                 4,963             2,444               857
                        Gain (loss) from sales of marketable
                        securities                                                 (56)              543               271
                        Interest and other                                       1,838               912               766

                                                                         --------------    --------------    --------------

                                                                                 6,745             3,899             1,894

                                                                         --------------    --------------    --------------

                     Financial income, net                                $      3,412      $      2,793      $      1,326
                                                                         ==============    ==============    ==============


NOTE 15:-     SUBSEQUENT EVENTS (unaudited)

a. On November 29, 2004, the Company entered into definitive agreements ("the Agreements") to obtain $ 14,600 in equity financing, through the sale of 6,636,391 shares of Series A Convertible Preferred stock in a private placement to institutional investors ("the Preferred Shares"). The Preferred Shares are convertible into 6,636,391 Ordinary shares. In addition, holders of the Preferred Shares will be granted one warrant to purchase 0.4 Ordinary shares at an exercise price of $ 2.50 per share for each Preferred Share owned. The closing of the investment took place on January 3, 2005. As a result, Team's holdings in the Company were reduced from 50.22% to 32.21%.

                   The rights of the holders of the Preferred Shares include:

                   1)        Weighted-average anti-dilution protection;

                   2) Preference in the event of liquidation of the Company;

                   3) Veto rights over certain material actions by the Company; and the right to nominate one member of the Company's Board of Directors.

                   According to the Agreements, the investors have the right to receive payment for liquidated damages if a registration statement on Form F-3 is not declared effective within 90 days (or 120 days in the event the U.S. Securities and Exchange Commission conducts a review) following the closing of the private placement transaction. The Company did not obtain effectiveness of the registration statement within the timeframe set forth in its agreements with the investors. Therefore, since May 4, 2005, the Company has been accruing liquidated damages at a rate equal to 2% of each investor's investment in the Company for each 30 day period, or pro rata for any portion thereof, during the period for which the registration statement is not declared effective. The Company expects that such liquidated damages will total approximately $ 200.



b. On April 19, 2005, Team has distributed to its shareholders 5,166,062 Ordinary Shares, such that immediately following the distribution, Team held 719,488 of the Company's ordinary shares, representing approximately 3.9% of the Company's outstanding share capital. Of the 5,166,062 ordinary shares of the Company's distributed by Team, 3,714,435 will be distributed to Team's controlling shareholders (and will be subject, under the U.S. securities laws, to a holding period of one year following the distribution, unless they are sold pursuant to a registration statement declared effective by the U.S. Securities and Exchange Commission or the existence of an available exemption from the registration requirements).

c. In March 2005, the Company's Chief Executive Officer resigned from his position. The chairman of the Board of Directors is serving as the Company's Chief Executive Officer until it employs a new Chief Executive Officer.